Exhibit 99.1

 NASDAQ: SLGL

 FORWARD-LOOKING STATEMENTS  This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, statements regarding the commencement of our planned bioequivalence study for a generic product candidate, our expected date to report top-line data from our pivotal Phase III clinical program for TWIN, our anticipated NDA submission dates for Epsolay and TWIN, and estimated sales of our product candidates. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statement, including but not limited to the following: the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize our product candidates; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing, and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing, and sales, distribution and personnel resources than we do; potential product liability claims; potential adverse federal, state, and local government regulation in the United States, Europe, or Israel; and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2019, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

NOVEL DELIVERY SYSTEM
FOR BEST-IN-CLASS TOPICAL DRUGS

1. Proprietary silica-based microencapsulation topical delivery platform for dermatology indications

2. Positive Phase III results from EPSOLAY® clinical trial in papulopustular rosacea in July 2019

   NDA submission anticipated in 1H/2020

3. TWIN Phase III data in acne vulgaris expected in Q4/2019

4. Successfully raised $86.3 million in IPO in February 2018

5. Non-dilutive revenues from generic pipeline as of 1H/2019

6. Seasoned management team with proven track record and broad dermatologic experience

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PIPELINES & UPCOMING MILESTONES

Sol-Gel

BRANDED CANDIDATES

Candidate	Research	Preclinical	Phase II	Phase III	NDA submission
EPSOLAY® Papulopustular rosacea					1H/2020
TWIN Acne vulgaris				Top-line results in Q4/2019	2H/2020

GENERIS PRODUCTS/CANDIDATES

Product	Research	Bioequivalence	Filed	Status
Ivermectin cream, 1% (RLD: Soolantra®)	Perrigo			TENTATIVE APPROVAL AS OF **JANUARY 29, 2018**
Acyclovir cream, 5% (RLD: Zovirax®)	Perrigo			APPROVAL & SALES AS OF **FEBRUARY 2019**
5-Fluorouracil cream, 5% (RLD: Efudex®)	douglas			**BE STUDY** RESULTS IN 2019

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FOUNDATION FOR BRANDED PRODUCT PIPELINE

1 WHY SILICA?

FDA approved for topical use

Smooth, no-grit feel for user

Physical properties of silica shell tuned to modify release of active ingredient

Strong IP protection to 2032 (Epsolay®) and 2038 (TWIN)

Proprietary process produces high encapsulation efficiency

2 SOL-GEL PROCESS



Silica monomers and drug substance are emulsified together



Silica monomers migrate to the oil/water interface in a well-controlled process



A silica shell, microcapsule is formed

3 POTENTIAL BENEFITS

If approved, will be first core-shell encapsulation system for topical dermatology products

APIs stabilized via microencapsulation, allowing for novel combinations

Barrier between entrapped API and skin may reduce irritation and improve compliance

Hurdle for generics to demonstrate similar release profile

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 SEM PICTURE  SEM PICTURE  Encapsulated Tretinoin (E-ATRA)      High encapsulation efficiency protects tretinoin  Encapsulated tretinoin is stable in the presence of benzoyl peroxide  High encapsulation efficiency enhances stability

 CRYO-SEM PICTURE  ENERGY-DISPERSIVE X-RAY SPECTROSCOPY MAPPING  Encapsulated Benzoyl Peroxide (E-BPO)  Skin lipids migrate through the silica shell to promote solubilization of BPO. Dissolved BPO then migrates to skin’s sebaceous follicles  Silica shell wraps BPO crystals and serves as a barrier between benzoyl peroxide crystals and skin, leading to less irritation      Controlled release improves tolerability

 Patents and Trademarks  # of Patents Related to Company Products  4  14  29  16  4 in US, IL, CA, EP  EPSOLAY®  5 in US, CA, EP, IL  TWIN  US Patents  Granted/Allowed  Pending  Foreign Patents  Granted/Allowed  Pending  Trademarks  Registered/Allowed  Registered/Allowed  Our intellectual property is protected through a series of patent families, describing and claiming our proprietary processes, formulations, and methods of use  IP, Expiry  Product/Indication  IP Protection for Our Branded Products (US)  Granted/Allowed, 2038Pending, 2040  Granted/Allowed, 2032Pending, 2040  TWINacne vulgaris  EPSOLAY®subtype II rosacea      Intellectual property estate  Company and Products Overview | July 2019

PAPULOPUSTULAR ROSACEA— INFLAMMATORY CONDITION WITH POOR ADHERENCE TO CURRENT TREATMENTS

What is papulopustular rosacea?	Chronic, inflammatory condition that primarily affects the face, and is often characterized by flushing, redness, inflamed bumps, and pustules Affects approximately 16 million in the United States[1] — ~5 million have papulopustular[2]
How is it treated?	Topical antimicrobials or anti-mites (metronidazole, clindamycin, ivermectin) and systemic antibiotics (minocycline, doxycycline)
What are the current treatments shortfalls?	Insufficient efficacy resulting in poor adherence; contributing to antibiotic resistance; systemic side effects; misdiagnosis is common[1,3]

Erythematotelangiectatic


1

Papulopustular


2

Phymatous


3

Ocular


4

Multiple subtypes/phenotypes often seen in a single patient[4,5]

1. National Rosacea Society. www.rosacea.org
2. Berg, M. and Liden, S. Acta Derm Venereol. 1989;69: 419–423
3. Prevalence of rosacea. http://www.rosacea.org/rr/index.php
4. .Gether L et al. Br J Dermatol. 2018;179:282-289
5. .Wilkin J et al. J Am Acad Dermatol. 2004;50:907-912

Company and Products Overview | July 2019
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 Epsolay®Microencapsulated BPO cream, 5%  Encapsulation may reduce the irritation of BPOPotential to be more effective than existing treatmentsPotential to be the first FDA-approved single-active BPO Rx drug product

 Male and female ≥18 years of age Clinical diagnosis of moderate to severe rosacea≥15 ≤ 70 inflammatory lesions≤2 nodules  2:1  EPSOLAY® cream, 5% (once daily)  Vehicle cream (once daily)  54 Total Sites - Study 54-01: 361Study 54-02: 372  12 weeks of treatment  Baseline 2 4 8 12   Weeks  Inclusion criteria  Two phase III, double-blind, randomized, vehicle-controlled studies  epsolay® Study design  PRIMARY ENDPOINTS:Proportion of patients with the primary measure of success "Clear" (0) or "Almost clear" (1) in the Investigator Global Assessment (IGA) relative to Baseline at Week 12Absolute mean change in inflammatory lesion counts from baseline to Week 12SECONDARY ENDPOINTS:Inflammatory lesion percentage change from baseline to Week 12Absolute mean change in inflammatory lesion counts from baseline at Week 8 and Week 4Proportion of patients with the primary measure of success "Clear" (0) or "Almost clear" (1) in the Investigator Global Assessment (IGA) relative to Baseline at Week 8 and Week 4  Randomization

 Study population & discontinuation   Study 54-02  Study 54-01  # of Patients  Epsolay®  Vehicle  # of Patients

 Patient severity at baseline    Study 54-01    Characteristic  Epsolay®  Vehicle   IGA “Moderate”IGA “Severe”  210 (86.4%)33 (13.6%)  104 (88.1%)14 (11.9%)  Mean lesion count (SD)Median lesion count (range)  25.7 (11.07)22.0 (15-69)  26.3 (12.45)21.0 (15-70)  Study 54-02    Epsolay®  Vehicle   227 (90.8%)23 (9.2%)  112 (91.8%)10 (8.2%)  29.8 (14.00)25.0 (15-70)  27.5 (13.04)22.5 (15-70)

 Primary endpoints (itt)  Study 54-02  Study 54-01  P-value < 0.001  P-value < 0.001  Success in IGA @ Week 12  Inflammatory Lesion Count Change from Baseline @ Week 12  P-value < 0.001  P-value < 0.001  Study 54-02  Study 54-01

 Secondary endpoint (itt)  Inflammatory Lesion Percent Change from Baseline to Week 12  P-value < 0.001  P-value < 0.001  Study 54-02  Study 54-01

 Exploratory endpoints (itt)  Study 54-02  Study 54-01  Success in IGA @ Week 2  Inflammatory Lesion Count Change from Baseline @ Week 2  P-value = 0.009  P-value = 0.017  P-value < 0.001  P-value < 0.001  Study 54-02  Study 54-01

 Secondary endpoints (itt)  Success in IGA @ Week 4  Inflammatory Lesion Count Change from Baseline @ Week 4  P-value < 0.001  P-value = 0.009  P-value < 0.001  P-value < 0.001  Study 54-02  Study 54-01  Study 54-02  Study 54-01

 Secondary endpoints (itt)  Success in IGA @ Week 8  Inflammatory Lesion Count Change from Baseline @ Week 8  P-value < 0.001  P-value = 0.006  P-value < 0.001  P-value < 0.001  Study 54-02  Study 54-01  Study 54-02  Study 54-01

  absolute change IN Inflammatory lesion count from baseline over time (itt)  Demonstrated statistical significant improvement in reducing inflammatory lesions as of Week 2  P<0.001 vs corresponding vehicle  †  †  †  †  †  †  †  †  †

 Success in iga over time (itt)  Statistical significant improvement in getting patients to the stage of “clear” or “almost clear”  †P < 0.05, #P < 0.01, *P < 0.001 vs corresponding vehicle  *  #  †  *  *  *  #  #

 Comparison of Onset of action tohistorical soolantra® results(†)   Rapid Efficacy of Epsolay®   (†) Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study

 Baseline Characteristics of Active Arm  IGA  Severe  33  23  82  113  26  65  0  51  71  52  48      Moderate  210  227  369  346  172  418  557  444  443  67  77      Mild  0  0  0  0  0  0  0  0  0  8  17    Inflammatory Lesions    25.7  29.8  31.0  33.3  21.6  21.7  18.3  28.5  30.0  19.5  20.5  Inflammatory Lesions–Mean Percent Change from Baseline   Success in IGA   Difference from Vehicle  FMX103  Minocycline foam, 1.5%  10-week study  Epsolay®  Oral administration  16-week study  Primary endpoints historical comparisons(†)   (†) Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construedas conclusions to be drawn as if we conducted a head-to-head comparison trial or study  12- week study  12- week study  12- week study

 Skin tolerability  Study 54-01  Study 54-02      Itching Burning/Stinging Dryness Scaling  Percent of Patients                  Epsolay®      Vehicle              Percent of Patients  Itching Burning/Stinging Dryness Scaling

 Treatment emergent adverse events (†)Safety population  No. (%) of Subjects  Study 54-01      Epsolay®  Vehicle  Subjects reporting any TEAE  49 (20.5%)  17 (15.0%)  Serious TEAE    1 (0.4%)1  Severe TEAE  2 (0.8%)    Discontinuation  5 (2.1%)  1 (0.9%)  Treatment-related  14 (5.9%)  3 (2.7%)  Study 54-02    Epsolay®  Vehicle  50 (20.2%)  22 (18.2%)  1 (0.4%)2    2 (0.8%)3    4 (1.6%)  1 (0.8%)4  9 (3.6%)    1 Femur fracture2 Spinal compression fracture3 One subject with spinal compression fracture4 Urinary tract infection – Discontinuation defined as “other” reason

ACNE VULGARIS— MULTIFACTORIAL DISEASE REQUIRING POWERFUL COMBINATION TREATMENTS

What is acne vulgaris?	A multifactorial disease of the pilosebaceous unit, involving abnormalities in sebum production, follicular epithelial desquamation, bacterial proliferation, and inflammation
How is it treated?	BPO, retinoids, antibiotics and their combinations are the mainstays of Rx topical therapies. Isotretinoin and antibiotics are the mainstays of Rx systemic therapies
What are the current treatments shortfalls?	Insufficient efficacy negatively affects self-esteem; contributes to antibiotic resistance; systemic side effects
TWIN: E-ATRA/E-BPO cream	Encapsulation allows combining two highly effective APIs, BPO & ATRA, that have a complementary mechanism of action Encapsulation may reduce the irritation of both BPO and ATRA Potential to be more effective than existing topical treatments

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 Number of Patients  Severe  0    0  1  0    Moderate  102    111  1,043  1,118    Mild  0    0  0  0  Average Baseline # of Lesions  Inflamed  25.9    ~29.7  28.8  29.6    Noninflamed  42.1    ~53.7  46.9  46.7  Non-Inflammatory Lesions—Mean Percent Change from Baseline at Week 12  Success in IGA at Week 12  Inflammatory Lesions—Mean Percent Change from Baseline at Week 12  Difference From Vehicle  Phase II  Phase II  Phase II  TWIN  Active Treatment Arm   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study  Acne trials efficacy results*: moderate patients

 Number of Patients  Severe  14    61  64  37  118  70  79    Moderate  102    292  305  296  620  413  440    Mild  0    0  0  0  0  0  0  Average Baseline # of Lesions  Inflamed  26.7    42.4  42.9  31.6  30.7  29.7  30.3    Noninflamed  42.9    59.1  62.8  50.5  49.7  42.4  42.3  Non-Inflammatory Lesions—Mean Percent Change from Baseline at Week 12  Success in IGA at Week 12  Inflammatory Lesions—Mean Percent Change from Baseline at Week 12  Active Treatment Arm  Difference From Vehicle  Winlevi™  FMX101  Minocycline foam, 4%  Clascoterone cream, 1%  Oral sarecycline  Seysara™  Noninflammatory lesions not a co-primary endpoint  Phase II  Phase II  Phase II  Noninflammatory lesions not in label  TWIN   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study.  Efficacy results of recent acne trials*

TWIN PHASE III TRIAL DESIGNS

Two 12-week, randomized, double-blind, vehicle controlled studies in patients with acne vulgaris
Enrollment of ~420 subjects per study at a ratio of 2:1, yielding 99% powering


Encapsulated BPO vs. Topical vehicle
Placebo-controlled
Screening
2-1 Randomization
0
Week 6
Week 12
• Male and female patients ≥ 9 years of age
• IGA score of moderate or severe
• A diagnosis of facial acne
• ≥30 and ≤150 non-inflammatory lesions
• ≥20 and ≤100 *i*nflammatory lesions including in the nose

PRIMARY ENDPOINTS:

- Proportion of patients in active treatment versus vehicle cream with an assessment of clear or almost clear with at least a 2-grade improvement in IGA at Week 12
- Absolute change from Baseline in inflammatory and non-inflammatory lesion count at Week 12

TOPLINE RESULTS EXPECTED IN Q4 2019

Company and Products Overview | July 2019
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MARKET POTENTIAL FOR ACNE & ROSACEA

ACNE	ROSACEA
50 million people suffer from acne in the US (ages 12-24 years) $1.8 billion branded topical market (WAC)*	Approximately 16 million people in the US suffer from rosacea (5-6 million type 2) (>30 years)
Treated with topicals 56% of the time (rest oral)* Dermatologists account for ~60% of acne treatment (higher for branded products)	Many patients are misdiagnosed or do not seek treatment at all, creating a large underserved patient population
Tretinoin is prescribed at 5x the rate of any other retinoid, and no combination of benzoyl peroxide and tretinoin is available or currently possible	$478 million branded topical market (WAC)* Treated with topical products 76% of the time (rest oral)*

*Sources: Symphony Health; Syneos Research & Insights "Treatment Answers"; June 2019 MAT.

Company and Products Overview | July 2019

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 EPSOLAY®  Advanced technology platform Trusted API Topical creamNon-systemicAntibiotic freeComplimentary mechanism  Potential to advance rosacea treatment  Demonstrated strong efficacy  Demonstrated fast onset of action       Observed favorable tolerability profile

APPROACH TO BUILDING A COMMERCIAL ORGANIZATION
- EFFICIENT AND EFFECTIVE -

Sol-Gel

PRESCRIBER VALUE

DENSITY & PRODUCTIVITY METRICS

MARKET FACTORS



~15,000 Dermatologists

~650 0 Decile 3-10

~600 0 NP/PAs

SALES FORCE

3280 Target offices
~45-62 sales representatives

- Flexible
- Scalable
- Highly efficient

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ADDRESSING ACCESS & UM FOR EPSOLAY®[1,2,3]

Positive payer response to EPSOLAY® - Competitive pricing likely equals parity access in rosacea

PAYER RESPONSE TO CLINICAL PROFILE

~70%

COMPELLING TO DRIVE FORUMLARY CONSIDERATION

Most would cover at preferred or non-preferred level depending on cost

PAYER UM POSITION BASED ON HIGHER NET-TO-PLAN PRICE

LIKELY:

- Step-through generics
- Quantity limits

POSSIBLE:

- Prior authorization to label

COMPETITIVE PRICING

COVERED OR BETTER:

- **92%** Commercial
- **40%** Part D
- **74%** Medicaid

State

"If priced like Finacea, it would get parity access; 15%-20% rebate expected with WAC at parity to Finacea."

1. AIS Health, 2019. http://www.aishealth.com/about.
2. MMIT Network, 2019. http://www.mmitnetwork.com
3. Data on file. NPG Health primary market research, 2019.

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 Symphony Health IDV Vantage, 10/18  Commercial approach  Efficient reach to 80% dermatology market for acne and rosacea  Targeted high-value and focus use of resources and effort   Build a highly effective organizational model that is flexible and scalable   Exploit Innovative channel and payment strategies to reduce access hurdles and ensure pull-through.  Leverage consumer activation in high patient-engagement categories  Significant potential for sales force efficiency and addressing a challenging reimbursement environment

REVENUE-GENERATING GENERICS PARTNERSHIPS

Multiple Collaborations

A portfolio of generic product candidates with favorable commercial agreements that supplement our branded pipeline

Seven collaborations with Perrigo and one with Douglas Pharmaceuticals with 50/50 gross profit sharing

FDA Approvals

In January 2018, Perrigo received tentative approval from the FDA for ivermectin cream, 1%, developed in collaboration with Sol-Gel. Perrigo was second to file and, as of today, there is no public disclosure of a third filer to the FDA. Sales of RLD reached $175 million in 2018.

In February 2019, Perrigo received approval from the FDA and launched the sale of acyclovir cream, 5%, developed in collaboration with Sol-Gel. As of today, there is no public disclosure of another filer to the FDA. The sales of the RLD were ~$92 million in 2018.

Recent Developments

Bioequivalence (BE) study results for 5-fluorouracil cream, 5%, expected in 2H2019

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 Financial profile  Gross proceeds of $86.3 million raised in IPO of 7,187,500 ordinary shares on February 5, 201818,949,968 shares outstanding as ofJune 30, 2019$49.8 million of cash and investmentsas of June 30, 2019Approximately $7.0 million in revenue from acyclovir cream in Q2/2019Cash runway expected to be sufficient to fund Phase III clinical programs for TWIN, regulatory activities for Epsolay®, a bioequivalence study, and our activities until the end of Q3/2020

RECENT MILESTONES & NEXT STEPS

2019

- ✓ Obtained ANDA approval for acyclovir cream (sponsored by Perrigo)
- ✓ Recognized non-dilutive revenues early form launch of acyclovir cream (by Perrigo)
- ✓ Reported **positive Phase III results** for EPSOLAY® in papulopustular rosacea
- ✓ Receive notice of allowance extending TWIN market protection from 2032 → 2038
- ○ Start PoC for Palmoplantar Keratoderma Q4/2019
- ○ Plans to report Phase III results for TWIN in acne vulgaris End of 2019
- ○ Plans to report BE study results for 5-fluorouracil cream, 5%

2020

- ○ File NDA for EPSOLAY® in 1H/2020
- ○ (Collaboration with Perrigo) ANDA for 5-fluorouracil cream, 5% filed in 1H/2020
- ○ File NDA for TWIN in 2H/2020
- ○ US pre-launch commercial preparations

2021

- ○ US commercial organization fully operational
- ○ Approval and launch of EPSOLAY® first in 2021
- ○ Approval and launch of TWIN product second in 2021

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NASDAQ: SLGLwww.sol-gel.com  ©2019 Sol-Gel Technologies Ltd. All Rights Reserved. EPSOLAY® is a registered trademark of Sol-Gel Technologies Ltd. All other trademarks are the property of their respective owners.